UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING SETTLEMENT OF A SUIT FILED IN TEXAS, U.S.A.

On October 6, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan material concerning a settlement reached with The University of Texas and Hydro-Quebec.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: October 6, 2008

October 6, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges,

Fukuoka and Sapporo Stock Exchanges)

Notice regarding Settlement of a Lawsuit filed in Texas, U.S.A

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that it has reached a settlement today with The University of Texas and Hydro-Quebec (collectively, the “Plaintiffs”) over a lawsuit filed against NTT in Texas state court.

The terms of the settlement include that NTT and the Plaintiffs will terminate the lawsuit, the settlement does not in any way indicate admission by NTT of any wrongdoing, NTT will pay the Plaintiffs a settlement amount of 30 million USD, NTT retains ownership of the patents that were the subject of this lawsuit, and that NTT will grant the Plaintiffs an exclusive license to the patents.

In the lawsuit (filed in June 2001), the Plaintiffs petitioned for damages and equitable relief based on an alleged misappropriation of trade secrets by NTT relating to lithium rechargeable-battery technology*. In response, NTT has denied any wrongdoing.

However, after giving comprehensive consideration to such factors as the cost that would arise from continuing the proceedings and the uncertainty of jury trial outcomes, NTT agreed with the Plaintiffs to settle the case.

NTT is not making any amendment to its consolidated business operation plans for the fiscal year ending March 31, 2009 to reflect the settlement.

*	Unlike the technology currently used in mobile telephones or laptop PCs, this technology involves the use of materials such as LiFePO4 as the cathode material of a battery.

For further inquiries, please contact:

(Mr.) Anzai or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589